NO ACT

DC
PE
12-10-09

[redacted]

December 15, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: MF Global Ltd.
Incoming letter dated December 10, 2009

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- MFG Delaware may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Section 4(3) of the Securities Act.

- The Division will not object if MFG Delaware, as successor to MFG Bermuda, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by MFG Bermuda's currently effective registration statements on Form S-3, Form S-4, and Form S-8, provided that MFG Delaware adopts MFG Bermuda's registration statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act.

- The Domestication will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act, and MFG Delaware will be an "accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- MFG Delaware may take into account MFG Bermuda's Exchange Act reporting history in determining its eligibility to use Forms S-3 and S-8.

- Persons who have filed ownership reports on Schedule 13D or 13G for MFG Bermuda shares will not be required to file any additional or amended statements on Schedule 13D or 13G as a result of the Domestication, provided they note in their next subsequent filing that MFG Delaware is the successor to MFG Bermuda.

- MFG Bermuda's Exchange Act reporting history may be taken into account when determining MFG Delaware's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- Average weekly reported trading volume in MFG Bermuda's securities during the time periods specified by Rule 144(e)(1) under the Securities Act may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e).

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Gregory S. Belliston
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2009

Mail Stop 4546

David B. Harms
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498

Re: MF Global Ltd.

Dear Mr. Harms:

In regard to your letter of December 10, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

December 10, 2009

Securities Act of 1933 – Forms S-3 and S-8; Rules 144, 174 and 414

Securities Exchange Act of 1934 – Rules 12b-2 and 12g-3(a); Schedules 13D and 13G

Via electronic mail to CFLetters@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Attention: Gregory S. Belliston

Re: MF Global Ltd.'s Proposed Domestication

Ladies and Gentlemen:

We are writing on behalf of MF Global Ltd., an exempted company incorporated under the laws of Bermuda ("MFG") that proposes to change its domicile from Bermuda to Delaware by means of a domestication under Section 388 of the Delaware General Corporation Law (the "DGCL"). MFG intends to make this change by discontinuing as a Bermuda exempted company, pursuant to Sections 132G and 132H of the Companies Act 1981 of Bermuda (the "Companies Act"), and continuing (or domesticating) as a corporation organized in Delaware, pursuant to Section 388 of the DGCL. In this request, we refer to this proposed transaction as the "Domestication". We also sometimes refer to MFG as it exists under Bermuda law before the transaction as "MFG Bermuda" and as it exists under Delaware law after the transaction as "MFG Delaware".

As we describe in detail below, Bermuda law permits a Bermuda exempted company to discontinue in Bermuda and continue in an appointed jurisdiction, which includes Delaware. Pursuant to the Companies Act and MFG's current bye-laws, a discontinuance from Bermuda by MFG must be approved by MFG's board of directors, but no approval of MFG's shareholders is required and MFG's shareholders are not entitled to dissenters' rights of appraisal in connection with the discontinuance. Section 388 of the DGCL, in turn, permits a company organized outside the United States to continue its existence in Delaware by filing a certificate of incorporation and a certificate of domestication in Delaware, and does not require the company to obtain any approvals other than those necessary under the law of the relevant non-US jurisdiction. Thus, when the Domestication has been approved by the MFG board of directors and MFG makes the necessary filings in Delaware (and makes the related filings and publishes the requisite advertisements prescribed under Bermuda law), MFG will be domesticated as a Delaware corporation and will cease to be a Bermuda exempted company, and the capital shares of MFG Bermuda will automatically convert into and become capital shares of MFG Delaware. Under Section 388 of the DGCL, MFG Delaware will be deemed to be the same entity as, and to continue the existence of, MFG Bermuda. Under Section 132I of the Companies Act, the discontinuance will not be deemed to operate to create a new legal entity or prejudice or affect the continuity of the body corporate that was formally the company subject to the Companies Act.

We ask the Division of Corporation Finance (the "Division") to concur in our opinion with regard to a number of issues that will arise in connection with the Domestication, including our opinion that MFG Delaware should be treated as a successor to MFG Bermuda for the purpose of various requirements of the Securities Act of 1933 (the "Securities Act") and the Securities Exchange Act of 1934 (the "Exchange Act"). We note that the Division has granted similar relief on numerous prior occasions involving a change of domicile by way of merger or the creation of a new holding company.

In Part I below, we briefly summarize our various requests for relief. In Part II, we outline the relevant facts and legal issues relating to the Domestication, and in Part III we set forth our requests for relief in detail and the grounds on which we believe this relief may be granted.

I. <u>Summary of Our Requests for Relief</u>

Following the Domestication, MFG proposes to comply with various requirements of the federal securities laws as indicated below. We ask the Division to concur in our opinion that MFG's proposed approach on each of these matters is appropriate under applicable law, precedent and prior guidance from the Division and the Securities and Exchange Commission (the "Commission").

Availability of Rule 174(b). As described below, MFG will register the capital shares of MFG Delaware under the Securities Act in connection with the Domestication. With regard to the registration statement relating to the Domestication, MFG Delaware should be treated as an issuer subject to the reporting requirements of the Exchange Act such that dealers may rely on the exemption from the prospectus delivery requirement of Section 4(3) of the Securities Act provided by paragraph (b) of Rule 174 thereunder.

Rule 414. MFG Delaware should be considered the successor issuer to MFG Bermuda such that it may treat any Securities Act registration statements filed by MFG Bermuda prior to the Domestication as its own and may continue the offerings registered thereby after the Domestication, in reliance on Rule 414 under the Securities Act.

Rule 12g-3. MFG should be permitted to rely on Rule 12g-3(a) under the Exchange Act to register the common shares of MFG Delaware under the Exchange Act.

Rule 12b-2. MFG Delaware should be deemed to succeed to the "accelerated filer" status of MFG Bermuda upon completion of the Domestication, as that term is defined in Rule 12b-2 under the Exchange Act.

Eligibility Requirements of Forms S-3 and S-8. Following the Domestication, MFG Delaware should be permitted to take into account MFG Bermuda's reporting status and history under the Exchange Act in determining whether it meets the eligibility requirements for use of Forms S-3 and S-8 under the Securities Act.

Schedules 13D and 13G. Persons who have filed statements on Schedules 13D or 13G under the Exchange Act with regard to MFG Bermuda's common shares should not be required to amend those filings solely to reflect the Domestication, and instead should be permitted to indicate in any subsequent amendments they file that MFG Delaware is the successor to MFG Bermuda.

Rule 144. Persons who wish to sell securities of MFG Delaware in reliance on Rule 144 after the Domestication should be permitted to take into account MFG Bermuda's reporting status and history under the Exchange Act, as well as the reported trading volume in MFG Bermuda's predecessor securities prior to the Domestication, in determining whether the current public information requirements and the volume limits of the Rule have been met.

II. Background Information

The Issuer

MFG is currently an exempted company incorporated under the laws of Bermuda. MFG is a leading intermediary offering customized solutions in the global cash and derivatives markets. It provides execution and clearing services for products in the exchange-traded and over-the-counter derivative markets, as well as for products in the cash market. In July 2007, MFG separated from Man Group plc, its former parent and a UK-listed company, by means of an initial public offering registered under the Securities Act. MFG's common shares are listed on the New York Stock Exchange (the "NYSE").

MFG's authorized share capital is currently comprised of 1,000,000,000 common shares, $1.00 par value per share (the "MFG Bermuda Common Shares"), and 200,000,000 preference shares, $1.00 par value per share (the "MFG Bermuda Preference Shares"). As of October 30, 2009, 121,534,208 MFG Bermuda Common Shares were outstanding. In addition, one common share purchase right has been issued for each issued and outstanding common share of MFG pursuant to the MFG shareholder rights plan that was adopted prior to MFG's initial public offering (the "MFG Bermuda Rights Plan"). The rights exercisable pursuant to the MFG Bermuda Rights Plan (the "MFG Bermuda Rights") trade with, and are inseparable from, the MFG Bermuda Common Shares unless certain events occur. The MFG Bermuda Common Shares and the MFG Bermuda Rights are registered under Section 12 of the Exchange Act, and MFG Bermuda is subject to the reporting requirements of Section 13(a) of the Exchange Act.[1]

As of June 30, 2009, 1,500,000 MFG Preference Shares designated as Series A and 1,500,000 MFG Preference Shares designated as Series B were outstanding. The Series A and Series B shares are convertible into MFG Bermuda Common Shares. Both Series A and Series B shares were sold in transactions that were exempt from registration under the Securities Act, and neither series is listed on an exchange or registered (or required to be registered) under the Exchange Act.

In addition, as of September 30, 2009, MFG Bermuda had outstanding approximately $205 million principal amount of 9.00% Convertible Senior Notes due 2038 (the "Convertible Notes"). The Convertible Notes, which are not listed on an exchange and are not registered under the Exchange Act, are convertible into MFG

[1] Because it has several effective registration statements under the Securities Act as described below, MFG is also subject to the reporting requirements of Section 15(d) of the Exchange Act. However, because its common shares are registered under Section 12 of the Exchange Act, MFG's duty to file reports under Section 15(d) is currently suspended.

Bermuda Common Shares and were sold in transactions that were exempt from registration under the Securities Act.

MFG maintains and sponsors various share compensation plans including its Amended and Restated 2007 Long Term Incentive Plan and the MF Global Ltd. Employee Stock Purchase Plan[2] (collectively, the "Share-Based Benefit Plans"). The MFG Common Shares issuable under the Share-Based Benefit Plans are currently registered on Form S-8 under the Securities Act. In addition, MFG currently has in effect an automatic shelf registration statement on Form S-3 with respect to an unspecified amount of MFG Bermuda Common Shares, MFG Bermuda Preference Shares and debt securities, as well as warrants representing the right to acquire such securities.

The Domestication

The Companies Act permits a Bermuda exempted company to discontinue from Bermuda and continue in an appointed jurisdiction (which includes Delaware) as if it had been incorporated under the laws of the other jurisdiction. Section 132G of the Companies Act provides that a Bermuda exempted company shall not be discontinued from Bermuda and continued in an appointed jurisdiction unless (1) a resolution of shareholders approving the discontinuance is passed in a general meeting or (2) the discontinuance is approved in such manner as may be authorized by the bye-laws of the Bermuda exempted company. Section 13.2 of MFG Bermuda's bye-laws specifically authorizes its board of directors to exercise all the powers of MFG Bermuda to discontinue MFG Bermuda to a jurisdiction outside of Bermuda pursuant to the Companies Act. Consequently, under Bermuda law and MFG Bermuda's bye-laws, MFG Bermuda's shareholders are not entitled to vote on the Domestication as long as it is approved by MFG Bermuda's board of directors. Moreover, MFG Bermuda's shareholders are not entitled to dissenters' rights of appraisal under Bermuda law in connection with the Domestication.

Section 388 of the DGCL was adopted in 1984 and, in general, provides that an entity organized in a foreign country may become domesticated as a corporation in Delaware by filing in Delaware (1) a certificate of incorporation and (2) a certificate of domestication stating, among other things, that the domestication has been approved as provided in the governing documents of the foreign entity or under applicable foreign law, as appropriate. Section 388 does not impose any separate approval requirements for a domestication. The DGCL also does not provide dissenters' rights of appraisal for shareholders in connection with a domestication under Section 388.

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[2] The MF Global Ltd. Employee Stock Purchase Plan includes the Rules of the MF Global Ltd. Approved Savings Related Share Option Plan, a sub-plan adopted for employees located in the United Kingdom in accordance with applicable UK law.

Section 132I of the Companies Act states that a discontinuance from Bermuda and a continuance in an appointed jurisdiction shall not be deemed to operate to create a new legal entity or prejudice or affect the continuity of the corporate entity that was formerly subject to the Companies Act. Furthermore, a discontinuance from Bermuda would not constitute a liquidation, dissolution or winding up of MFG Bermuda under Bermuda law.

Similarly, Sections 388(i) and (j) of the DGCL provide that, upon domesticating in Delaware:

- the domesticated corporation shall be deemed to be the same entity as the domesticating non-US entity, and the domestication shall constitute a continuation of the existence of the non-US entity in the form of a Delaware corporation;

- all rights, privileges and powers, as well as all property, of the non-US entity shall remain vested in the Delaware corporation;

- all debts, liabilities and duties of the non-US entity shall remain attached to the Delaware corporation and shall be enforceable against it to the same extent as if originally incurred by it; and

- the domestication shall not be deemed a dissolution of the non-US entity (unless otherwise agreed or required under foreign law).

Upon effectiveness of the Domestication, each outstanding MFG Bermuda Common Share and MFG Bermuda Preference Share would automatically convert by operation of law into the right to receive an outstanding common share of MFG Delaware and an outstanding preferred share of MFG Delaware (respectively, the "MFG Delaware Common Shares" and "MFG Delaware Preferred Shares").[3] Consequently, the holders of MFG Bermuda's Common Shares and MFG Bermuda's Preference Shares would hold MFG Delaware Common Shares and MFG Delaware Preferred Shares, respectively, in each case representing the same proportional equity interest in MFG Delaware as was held in MFG Bermuda and representing the same class of shares – *i.e.*, a class affording substantially the same voting, dividend and other rights as those carried by the shares held in MFG Bermuda. MFG Delaware would have a new certificate of incorporation and by-laws governed by Delaware law, but these would contain provisions that provide substantially the same rights and protections for shareholders and creditors as those they

[3] In addition, upon conversion of each MFG Bermuda Common Share into an MFG Delaware Common Share, the MFG Bermuda Right associated with the former would be converted into a comparable right associated with the latter. We refer to these comparable rights as the "MFG Delaware Rights".

currently have under Bermuda law.[4] Upon completion of the Domestication, all of the directors and all of the executive officers of MFG Bermuda would become the directors and executive officers of MFG Delaware. All the Convertible Notes and other obligations of MFG Bermuda would remain outstanding obligations of MFG Delaware, and the consolidated business, assets and liabilities of MFG Delaware and its subsidiaries immediately after Domestication would be the same as those of MFG Bermuda immediately before the Domestication.[5]

Currently, MFG Bermuda Common Shares are listed on the NYSE under the symbol "MF". MFG has submitted an application to the NYSE so that its common shares (*i.e.*, the MFG Delaware Common Shares) will continue to be listed on the NYSE under the symbol "MF" following the Domestication. As discussed below, MFG intends to continue the registration of its common shares (and associated rights) under Section 12(b) of the Exchange Act pursuant to Rule 12g-3 thereunder.

MFG will amend the Share-Based Benefit Plans in accordance with their terms as may be necessary to provide that MFG Delaware Common Shares will be issued upon the exercise of any options or the payment of any other share-based awards granted under the plans, and otherwise to reflect appropriately the substitution of MFG Delaware Common Shares for MFG Bermuda Common Shares in connection with the plans, following the Domestication.

MFG believes that the Domestication will best support its growth strategies and, more specifically, its focus on diversifying its business within financial services. In addition, the Domestication will allow MFG to improve its position in light of, and increase its flexibility to respond to, its current and anticipated competitive and regulatory landscape by, among other initiatives, making it eligible to apply to serve as a primary dealer for the Federal Reserve Bank of New York.

Registration of Shares in the Domestication

In connection with the Domestication, MFG has registered under the Securities Act all its capital shares that will be outstanding upon completion of the Domestication. Specifically, MFG Bermuda has filed a registration statement on Form S-4 under the Securities Act (File No. 333-162892, the "S-4 Registration Statement") covering the MFG Delaware Common Shares, the MFG Delaware Rights and the MFG

[4] As a condition to effecting the discontinuance under Bermuda law, each director of MFG Bermuda is required under the Companies Act to make a statutory declaration confirming, among other things, that the interests or rights of bona fide creditors and shareholders of MFG Bermuda will not be adversely affected by the discontinuance from Bermuda.

[5] In connection with the Domestication, MFG may reorganize several of its subsidiaries and the ownership structure through which they are held. However, this will not change the business, assets or liabilities of MFG and its subsidiaries, or MFG's ownership interest in its subsidiaries, on a consolidated basis.

Delaware Preferred Shares (Series A and B) into which the outstanding MFG Bermuda Common Shares, MFG Bermuda Rights and MFG Bermuda Preference Shares (Series A and B), respectively, will be converted upon completion of the Domestication.[6] The S-4 Registration Statement also registers the MFG Delaware Common Shares (and associated rights) issuable upon conversion of the MFG Delaware Preferred Shares from time to time after the Domestication. The S-4 Registration Statement was declared effective by the Commission on December 1, 2009. MFG will ensure that the S-4 Registration Statement remains effective up to and including the day that the Domestication becomes effective and is thus completed. Because MFG will not exist as a Delaware corporation until the Domestication becomes effective, MFG Bermuda is initially the registrant for purposes of the S-4 Registration Statement. After the Domestication is completed, however, MFG Delaware will file a post-effective amendment adopting the S-4 Registration Statement as its own pursuant to Rule 414 under the Securities Act.

III. <u>Grounds for Granting Our Requests for Relief</u>

Availability of Rule 174(b). Rule 174(b) under the Securities Act provides that no prospectus need be delivered by a dealer pursuant to Section 4(3) of the Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of the registration statement. MFG Bermuda has been a reporting company under the Exchange Act for more than two years and will continue its existence as MFG Delaware upon completion of the Domestication. In addition, upon completion of the Domestication, MFG Delaware will have the same business, assets and liabilities on a consolidated basis that MFG Bermuda will have immediately prior thereto, and MFG Delaware will be the successor to MFG Bermuda. Accordingly, we ask the Division to concur in our opinion that, with regard to the S-4 Registration Statement, the issuer-reporting requirement of Rule 174(b) should be deemed met if it is met by MFG Bermuda. The Division has granted similar relief in connection with other transactions involving a change in domicile.[7]

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[6] The Convertible Notes will not be registered as they will continue to be issued under the existing indenture which is governed by New York law and expressly contemplates that MFG may be succeeded by a US corporation via merger, consolidation, amalgamation, lease or conveyance without the consent of any holders. By operation of law, MFG Delaware will continue to have all the obligations of MFG Bermuda with respect to the Convertible Notes and the indenture upon completion of the Domestication. No consent of the holders of the Convertible Notes is required and none will be sought in connection with the Domestication. Upon completion of the Domestication, the Convertible Notes will be convertible into MFG Delaware Common Shares.

[7] See *Weatherford International, Inc.* (available June 26, 2002) (change of domicile from Delaware to Bermuda via creation of new holding company and merger) and *Nabors Industries, Inc.* (available April 30, 2002) (change of domicile from Delaware to Bermuda via creation of new holding company and merger).

Rule 414. Rule 414 under the Securities Act provides that, if an issuer has been succeeded by another issuer incorporated under the law of another state or foreign government for the purpose of changing the state or country (or form) of organization of the enterprise, the registration statement of the predecessor issuer will be deemed to be the registration statement of the successor issuer for the purpose of continuing the offering covered by the registration statement, provided that (a) immediately prior to the succession, the successor issuer had no assets or liabilities other than nominal assets and liabilities; (b) the succession was effected by a merger or similar succession pursuant to statutory provisions or the terms of the organic instruments under which the successor issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor issuer; (c) the succession was approved by the security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Exchange Act or information was furnished to such security holders pursuant to Section 14(c) of the Exchange Act; and (d) the successor issuer has filed an amendment to the registration statement of the predecessor issuer expressly adopting the registration statement as its own registration statement for all purposes of the Securities Act and the amendment has become effective.

As a matter of Delaware and Bermuda law, the Domestication involves the continuation of the legal existence of a single company and in our view, therefore, is a "succession" for purposes of Rule 414 and, more generally, the provisions of the federal securities laws and the rules thereunder.[8] Accordingly, except in one respect noted below, we believe that the Domestication will satisfy all the requirements of Rule 414 in substance:

- The Domestication will be effected for one of the permitted purposes contemplated in Rule 414, namely, to change the jurisdiction of incorporation of MFG from Bermuda to the State of Delaware.

- Because the Domestication will involve the continuation of the same entity, there will not be any separate entity having any separate assets or liabilities prior to completion of the transaction, so that MFG Delaware will have no assets or liabilities other than those of MFG Bermuda.

- The Domestication will be effected pursuant to Section 388 of the DGCL, Section 132H of the Companies Act and MFG Bermuda's bye-laws, and under Section 388 the assets of MFG Bermuda will remain vested in MFG Delaware and all liabilities and obligations of MFG Bermuda will be attached to MFG Delaware.

[8] Throughout this letter, we refer to the Domestication as a succession and to MFG Delaware as the successor to MFG Bermuda for purposes of the federal securities laws.

- MFG Delaware will file amendments to the registration statements filed by MFG Bermuda expressly adopting them as its own and setting forth any such other information as may be required under paragraph (d) of Rule 414.

The only requirement of Rule 414 that would not be satisfied in substance is that of paragraph (c), which contemplates that the transaction be approved by the security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) (or information was furnished pursuant to Section 14(c)) of the Exchange Act. As described above, no shareholder vote is required under Bermuda or Delaware law (or under MFG Bermuda's bye-laws) in order to effect the Domestication, and MFG will not solicit any such vote. The Division has granted relief from the requirement in paragraph (c) of Rule 414 in a number of cases where the applicable law (or governing instruments of the enterprise) did not require that security holders approve the transaction and where no such approval was sought.[9] In light of these precedents and the laws of the relevant jurisdictions, we believe that MFG should be permitted to rely on Rule 414 notwithstanding the absence of a shareholder vote.

Accordingly, we ask the Division to concur in our opinion that, upon completion of the Domestication, MFG Delaware will be the "successor issuer" to MFG Bermuda for the purposes of Rule 414 and that any registration statements filed or to be filed by MFG Bermuda under the Securities Act prior to the completion of the Domestication[10] may be deemed to be the registration statements of MFG Delaware for the purpose of continuing the respective offerings thereunder in reliance on the Rule, in each case insofar as MFG Delaware files an amendment to the relevant registration statement as contemplated by paragraph (d) of the Rule and the amendment becomes effective.

Rule 12g-3. Rule 12g-3(a) under the Exchange Act provides that, where in connection with a "succession" by merger, consolidation, exchange of securities, acquisition of assets or otherwise,[11] securities of an issuer that are not already registered

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[9] See *Dollar Tree Stores, Inc.* (available February 20, 2008) (reorganization via creation of holding company and merger), *Roper Industries, Inc.* (available July 19, 2007) (reorganization via creation of holding company and merger), *InterDigital Communications Corporation* (available June 25, 2007) (reorganization via creation of holding company and merger), *Hecla Mining Company* (available October 31, 2006) (reorganization via creation of holding company and merger) and *Matria Healthcare, Inc.* (available February 8, 2005) (reorganization via creation of holding company and merger).

[10] These will include the S-4 Registration Statement (although any offering thereunder will have been completed when the Domestication becomes effective), the other Securities Act registration statements already on file and described in Part II above and any Securities Act registration statements that MFG Bermuda may file after the date of this letter and before the completion of the Domestication..

[11] Rule 12b-2 in relevant part defines the term "succession" to mean the direct acquisition of assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer. As discussed above, the Domestication would meet this definition in substance although, as a technical matter

under Section 12 of the Exchange Act are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g), then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12. For the reasons described in the prior section, we believe that the Domestication will be a succession for the purpose of Rule 12g-3 and that, upon completion of the transaction, the MFG Delaware Common Shares (and MFG Delaware Rights) into which the MFG Bermuda Common Shares (and MFG Bermuda Rights) are converted should be registered under Section 12(b) of the Exchange Act pursuant to paragraph (a) of the Rule. As previously noted, the MFG Delaware Common Shares will be listed on the NYSE, where the MFG Bermuda Common Shares are currently listed.

Clause (a)(2) of Rule 12g-3 provides that paragraph (a) shall not apply if, upon consummation of the succession, the class of new securities is held of record by fewer than 300 persons. Because the MFG Delaware Common Shares are to be listed on the NYSE upon completion of the Domestication, MFG believes it is likely that those shares will be widely held based on the number of beneficial owners, but MFG has not been able to confirm that the number of "record holders" will equal or exceed 300. (In fact, based on securities position reports dated October 30, 2009, MFG believes that the number of record holders of the MFG Bermuda Common Shares on that date was 177.) The Division has granted relief from the 300-holder provision on several prior occasions, presumably on the ground that it serves to ensure that a class of securities that is not otherwise required to be (and is not) registered under Section 12 does not automatically become registered pursuant to the Rule as a result of the succession. Because the MFG Delaware Common Shares will be listed on the NYSE and thus will need to be registered under Section 12(b) regardless of the number of record holders, we believe that requiring MFG to demonstrate compliance with this provision would not serve any useful purpose and that MFG should not be required to do so.[12]

Paragraphs (e) and (f) of the Rule set forth several additional requirements relating to the filing of reports and a Form 8-K, among other things. MFG will comply with those paragraphs to the extent applicable.

Accordingly, we ask the Division to concur in our opinion that the Domestication will be a succession as defined in Rule 12b-2 of the Exchange Act and that MFG Delaware may rely on Rule 12g-3(a) to register the MFG Delaware Common Shares (and MFG Delaware Rights) under the Exchange Act.

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of Delaware and Bermuda law, it would involve a continuation of the same entity rather than a transaction between two separate entities.

[12] See *Willbros Group, Inc.* (available February 27, 2009) (change of domicile from the Republic of Panama to Delaware via creation of holding company and merger), *Pediatrix Medical Group, Inc.* (available December 22, 2008) (reorganization via creation of holding company and merger) and *IPC Information Systems, Inc.* (available May 20, 1999) (reorganization via creation of holding company and merger).

Rule 12b-2. MFG Bermuda is currently an "accelerated filer" as defined in Rule 12b-2 under the Exchange Act. Based on our analysis of Rule 12g-3 above, we ask the Division to concur in our opinion that MFG Delaware should succeed to the accelerated filer status of MFG Bermuda upon completion of the Domestication.[13]

Eligibility Requirements of Forms S-3 and S-8. MFG currently meets the eligibility requirements for using Forms S-3 and S-8 and has filed several registration statements on those forms, and we believe that MFG should not be precluded from continuing to use those forms solely because of the Domestication. General Instruction I.A.7. to Form S-3 provides that a successor registrant shall be deemed to have met the eligibility conditions in clauses 1, 2, 3 and 5 of General Instruction I.A. if (1) its predecessor and it, taken together, meet those conditions; (2) the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company; and (3) the assets and liabilities of the successor at the time of the succession were substantially the same as those of the predecessor. MFG will meet the first and last of these three requirements if the Domestication is deemed to be a succession and MFG Delaware is deemed to be the successor and MFG Bermuda the predecessor for this purpose.

With regard to the second requirement, the Domestication is primarily for the purpose of changing MFG's jurisdiction of incorporation, but in this case the change involves its country rather than its "state" of incorporation. We do not believe this distinction should preclude reliance on the successor registrant provision where, as here, the consolidated assets, liabilities and business of the registrant will remain unchanged upon completion of the transaction. The Division has accepted this reasoning in the past and permitted successor issuers to use Form S-3 even though they moved their domicile between two different countries, including in one case where the domicile was changed from Delaware to Bermuda.[14]

Accordingly, we ask the Division to concur in our opinion that, upon completion of the Domestication, MFG Delaware may take into account the reporting status and history of MFG Bermuda in determining whether MFG Delaware is eligible to use Form S-3 under the Securities Act (including for the purposes of Form S-4).

With regard to Form S-8, General Instruction A.1. requires, among other things, that the registrant be subject to the reporting requirements of Section 13 immediately prior to filing that form and have filed all reports and other materials

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[13] The Division has granted similar requests for relief on prior occasions. See *Dollar Tree Stores, Inc.*, *InterDigital Communications Corporation*, *Roper Industries, Inc.*, *Hecla Mining Company* and *Matria Healthcare, Inc.*

[14] See *Willbros Group, Inc.*, *Nabors Industries, Inc.* and *Weatherford International, Inc.* Although currently incorporated outside the United States, MFG is not a "foreign private issuer" as defined in Rule 405 under the Securities Act. Thus, MFG is already using the Securities Act forms available to a domestic issuer and would continue to do so upon completion of the transaction.

required to be filed under Section 13 during the preceding 12 months (or such shorter period as it may have been subject to Section 13). For the avoidance of doubt, we also ask the Division to concur in our opinion that, upon completion of the Domestication, MFG Delaware should be entitled to take into account MFG Bermuda's reporting status and history under the Exchange Act in determining whether it is eligible to use Form S-8. The Division has taken a similar view in several situations where it has granted the requested relief regarding Form S-3.[15]

Schedules 13D and 13G. Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder require that a person who acquires more than five percent of a class of equity securities registered under Section 12 of the Exchange Act file a statement about his or her beneficial ownership of those securities on Schedule 13D or 13G within specified time periods. Section 13(d)(2) and Rule 13d-2 require that a statement on Schedule 13D or 13G be amended to reflect certain changes in the information it contains, at the times indicated.

We do not believe that persons who have filed a Schedule 13D or 13G with regard to shares of MFG should be required to amend their filings solely to reflect the Domestication. Although MFG will change its jurisdiction of incorporation, MFG Delaware will represent the same enterprise on a consolidated basis upon completion of the change as MFG Bermuda will represent immediately prior to the change. In addition, the words "MF Global" will remain part of MFG's legal name. Thus, we do not believe the Domestication will create a significant risk of investor confusion about filings on Schedule 13D or 13G made prior to the Domestication.

Accordingly, we ask the Division to concur with our opinion that any persons who have filed a Schedule 13D or 13G with regard to MFG Bermuda shares should not be required by Section 13 or the rules thereunder to amend their filings (or make new filings) solely to reflect the occurrence of the Domestication, provided that they indicate in their next amendment to Schedule 13D or 13G that MFG Delaware is the successor to MFG Bermuda. The Division has granted similar requests for relief on prior occasions.[16]

Rule 144. Rule 144 under the Securities Act provides an exemption from registration under that Act for sales of "restricted" and "control" securities by persons other than the issuer, if certain conditions are met. Persons who wish to sell securities of MFG in reliance on Rule 144 after the Domestication may be precluded from doing so if, as a result of the Domestication, MFG Delaware is deemed to be a new issuer, distinct from MFG Bermuda, or if trading volumes attributable to the securities of MFG Bermuda

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[15] See *Dollar Tree Stores, Inc.*, *InterDigital Communications Corporation*, *Roper Industries, Inc.*, *Hecla Mining Company*, *Matria Healthcare, Inc.*, *Willbros Group, Inc.*, *Pediatrix Medical Group, Inc.* and *IPC Information Systems, Inc.*

[16] See those letters cited in footnote 15 above.

before the Domestication are not deemed attributable to the corresponding securities of MFG Delaware that are outstanding after the Domestication. As discussed below, we do not believe that this should be the case.

For certain sales, paragraph (c)(1) of Rule 144 requires the issuer to have been subject to the reporting requirements of the Exchange Act for at least 90 days immediately preceding the sale and to have filed all reports required to be filed under the Exchange Act during the 12 months preceding the sale (or such shorter time as the issuer has been required to file such reports). In addition, paragraph (e)(1) of Rule 144 limits the amount of securities that may be sold during specified periods in certain transactions, with the limit dependent in part on the average weekly reported volume of trading in the securities during a specified prior period of four calendar weeks.

MFG is subject to the reporting requirements of the Exchange Act and has confirmed that it is current in its filings and that its business, assets and liabilities on a consolidated basis will be the same upon completion of the Domestication as they are immediately prior thereto. In addition, the number and classes of MFG's outstanding capital shares will be unchanged by the Domestication, its common shares will remain listed on the NYSE under the same ticker symbol and its outstanding Convertible Notes (and any other debt securities) will remain outstanding without any change in terms. As such, for the purposes of Rule 144, it is our opinion that MFG Delaware should be deemed to be the same issuer as MFG Bermuda and, therefore, that the Exchange Act reporting status and history of MFG Bermuda may be taken into account in determining whether MFG Delaware meets the requirements of paragraph (c)(1) and that the trading volume in the capital shares and debt securities of MFG Bermuda may be taken into account in determining whether the trading volume in the corresponding securities of MFG Delaware meets the requirements of paragraph (e)(1).

Accordingly, we ask the Division to concur in our opinion, as set forth in the preceding paragraph, about the application of paragraphs (c)(1) and (e)(1) of Rule 144 with regard to sales of MFG securities made in reliance on Rule 144 after the Domestication. The Division has granted similar requests for relief on several prior occasions involving holding company reorganizations and changes of corporate domicile.[17]

[17] See *Pediatrix Medical Group, Inc.*, *Equitable Resources, Inc.* (available April 4, 2007) (reorganization via creation of new holding company and merger), *Matria Healthcare, Inc.*, *Nabors Industries, Inc.* and *Weatherford International, Inc.*

*   *   *   *   *

If the Division would like to discuss this letter or has any questions about it, please contact the undersigned at (212) 558 - 3882 or my associate, Matthew K. Cullen, at (212) 558 - 4791. We appreciate the opportunity to address these matters with you and look forward to hearing from you.

Sincerely,

David B. Harms

cc: Laurie R. Ferber
Jacqueline M. Giammarco
James Y. Ho
(MF Global Ltd.)

Matthew K. Cullen
(Sullivan & Cromwell LLP)